SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.    )

B.H.I.T. Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

066-82N-101

(CUSIP Number)

Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th St., 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 066-82N-101	Page 2 of 7 Pages

1	name of reporting person i.r.s. identification no. of above person (entities only) Greg Smith
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions)
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power
	8	shared voting power 2,666,667(1)
	9	sole dispositive power
	10	shared dispositive power 2,666,667(1)
11	aggregate amount beneficially owned by each reporting person 2,666,667(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row 11 8.8%
14	type of reporting person (see instructions) IN

(1) Includes 1,666,667 shares of common stock and a Series A 10% convertible debenture presently convertible into 1.0 million shares of common stock owned by the Stephanie G. Smith Trust u/a dated December 20, 1995, as amended.

CUSIP No. 066-82N-101	Page 3 of 7 Pages

1	name of reporting person i.r.s. identification no. of above person (entities only) Stephanie G. Smith Trust u/a dated December 20, 1995, as amended
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions) PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Missouri
number of shares beneficially owned by each reporting person with	7	sole voting power 2,666,667(1)
	8	shared voting power
	9	sole dispositive power 2,666,667(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 2,666,667(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row 11 8.8%
14	type of reporting person (see instructions) OO

(1)	Includes a Series A 10% convertible debenture presently convertible into 1.0 million shares of common stock.

CUSIP No. 066-82N-101	Page 4 of 7 Pages

Item 1.          Security and Issuer.

This original Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of B.H.I.T. Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2255 Glades Rd., Suite 342-W, Boca Raton, Florida 33431.

Item 2.          Identity and Background.

(a)      Pursuant to Rule 13d-1(k), this Schedule 13D is filed by Greg Smith and the Stephanie G. Smith Trust u/a dated December 20, 1995, as amended (the “Trust”) for the purpose of reporting acquisitions of shares of Common Stock by the Trust.  Mr. Smith is a co-trustee of the Trust and the president and a director of the Company’s wholly-owned subsidiary, The Wood Energy Group, Inc. (“Wood Energy”).

(b)     The residence address of Mr. Smith and the business address of the Trust is 2016 Kingspointe Drive, Chesterfield, Missouri 63005.

(c)     Mr. Smith’s principal occupation is president of the Company’s wholly-owned subsidiary, Wood Energy.  The business address of Wood Energy is P.O. Box 3862, Chesterfield, Missouri 63006.  The principal business of Wood Energy is a railroad service company specializing in scrap railroad tie pick up and disposal through re-generation.

(d)     Negative with respect to Mr. Smith and the Trust.

(e)      Negative with respect to Mr. Smith and the Trust.

(f)      Mr. Smith is a citizen of the United States of America.  The Trust is organized under the laws of the State of Missouri.

Item 3.          Source and Amount of Funds or Other Consideration.

The Common Stock reported in Item 5(c) as having been acquired by the Trust was acquired pursuant to the Stock Purchase Agreement (the “Agreement”) dated May 28, 2009, as amended, by and among the Company, Wood Energy and its owners, the Trust and Andy C. Lewis.  Pursuant to the Agreement, the Company purchased all of the issued and outstanding common stock of Wood Energy for a purchase price of $5,366,000 in cash and $1.0 million in shares of Common Stock priced at $0.30 per share, or 3,333,334 shares.  The Trust acquired 1,666,667 of these shares of Common Stock under the Agreement.

The Series A 10% convertible debenture reported in Item 5(c) as having been acquired by the Trust was acquired for the aggregate purchase price of $200,000 with funds of the Trust.

Item 4.          Purpose of Transaction.

The Trust acquired the shares of Common Stock as payment for its shares of common stock of Wood Energy and the Series A 10% convertible debenture for investment.  Other than in Mr. Smith’s capacity as president and a director of Wood Energy, and pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, neither Mr. Smith nor the Trust currently has plans or proposals that relate to or would result in any of the following:

CUSIP No. 066-82N-101	Page 5 of 7 Pages

(1)     an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(2)     the sale or transfer of a material amount of assets of the Company;

(3)     a change in the present board of directors or management of the Company;

(4)     a material change in the present capitalization or dividend policy of the Company;

(5)     a material change in the business or corporate structure of the Company;

(6)     a change to the certificate of incorporation, as amended, or bylaws, as amended, of the Company, or an impediment to the acquisition of control of the Company by any person;

(7)     the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Common Stock;

(8)     a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(9)     any action similar to any of those enumerated in (1) through (8) above.

Mr. Smith and the Trust reserve the right to modify their plans and proposals described in this Item 4 and to acquire additional Common Stock or dispose of Common Stock from time to time depending on market conditions.  Further, subject to applicable laws and regulations, Mr. Smith or the Trust may formulate plans and proposals that may result in the occurrence of an event set forth in (1) through (9) above or in Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)      Based solely on information provided by the Company, there are currently 29,171,385 shares of Common Stock outstanding.

Mr. Smith beneficially owns 2,666,667 shares of Common Stock, including 1,666,667 shares of Common Stock and a Series A 10% convertible debenture presently convertible into 1.0 million shares of Common Stock, which shares of Common Stock and debenture are owned by the Trust, or 8.8% of the outstanding shares of Common Stock.

(b)     Mr.  Smith, as co-trustee of the Trust, has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the shares of Common Stock owned by the Trust.  The Trust has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of Common Stock owned by it.

CUSIP No. 066-82N-101	Page 6 of 7 Pages

(c)     On September 4, 2009, the Trust acquired 1,666,667 shares of Common Stock at a price of $0.30 per share as described in Item 3 of this Schedule 13D.  Also on September 4, 2009, the Trust purchased a Series A 10% convertible debenture for a purchase price of $200,000.  The debentures are presently convertible into a total of 1.0 million shares of Common Stock at a conversion price of $0.20 per share of Common Stock.  Mr. Smith and the Trust have not effected any other transactions in the Common Stock in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.          Material to be Filed as Exhibits.

7.1
Stock Purchase Agreement dated May 28, 2009, as amended, by and among B.H.I.T. Inc., The Wood Energy Group, Inc. and Stephanie G. Smith and Greg Smith, Trustees of the Stephanie G. Smith Trust U/A dated December 20, 1995, as amended, and Andy C. Lewis, incorporated (Filed as Exhibit 10.1 to the Company’s Form 8-K dated June 1, 2009 and incorporated herein by reference)

7.2
Amendment to Stock Purchase Agreement, dated August 31, 2009, by and among B.H.I.T. Inc., Stephanie G. Smith and Greg Smith, Trustees of the Stephanie G. Smith Trust U/A dated December 20, 1995, as amended, Andy C. Lewis, and The Wood Energy Group, Inc. (Filed as Exhibit 2.2 to the Company’s Form 8-K dated September 4, 2009 and incorporated herein by reference)

7.3
Amendment to Stock Purchase Agreement, dated September 3, 2009, by and among B.H.I.T. Inc., Stephanie G. Smith and Greg Smith, Trustees of the Stephanie G. Smith Trust U/A dated December 20, 1995, as amended, Andy C. Lewis, and The Wood Energy Group, Inc. (Filed as Exhibit 2.3 to the Company’s Form 8-K dated September 4, 2009 and incorporated herein by reference)

7.4	Joint Filing Agreement*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2009

/s/ Greg Smith
Greg Smith, individually

Stephanie G. Smith Trust U/A dated December 20, 1995, as amended

/s/ Greg Smith
By: Greg Smith, trustee

Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1
Stock Purchase Agreement dated May 28, 2009, as amended, by and among B.H.I.T. Inc., The Wood Energy Group, Inc. and Stephanie G. Smith and Greg Smith, Trustees of the Stephanie G. Smith Trust U/A dated December 20, 1995, as amended, and Andy C. Lewis, incorporated (Filed as Exhibit 10.1 to the Company’s Form 8-K dated June 1, 2009 and incorporated herein by reference)

7.2
Amendment to Stock Purchase Agreement, dated August 31, 2009, by and among B.H.I.T. Inc., Stephanie G. Smith and Greg Smith, Trustees of the Stephanie G. Smith Trust U/A dated December 20, 1995, as amended, Andy C. Lewis, and The Wood Energy Group, Inc. (Filed as Exhibit 2.2 to the Company’s Form 8-K dated September 4, 2009 and incorporated herein by reference)

7.3
Amendment to Stock Purchase Agreement, dated September 3, 2009, by and among B.H.I.T. Inc., Stephanie G. Smith and Greg Smith, Trustees of the Stephanie G. Smith Trust U/A dated December 20, 1995, as amended, Andy C. Lewis, and The Wood Energy Group, Inc. (Filed as Exhibit 2.3 to the Company’s Form 8-K dated September 4, 2009 and incorporated herein by reference)

7.4	Joint Filing Agreement